EXHIBIT 99.1

Blue Hat Announces Pricing of $4.3 Million Registered Direct Offering

XIAMEN, China, Jan. 13, 2025 (GLOBE NEWSWIRE) -- Blue Hat Interactive Entertainment Technology (“Blue Hat” or the “Company”) (NASDAQ: BHAT), today announced that it has entered into securities purchase agreements with several institutional investors to purchase an aggregate of 77,989,800 Ordinary Shares (the “Ordinary Shares”) in a registered direct offering. The Ordinary Shares are being sold at an offering price of $0.055 per share.

The gross proceeds to the Company from the registered direct offering are estimated to be approximately $4.3 million before deducting the placement agent’s fees and other estimated offering expenses payable by the Company. The offering is expected to close on or about January 14, 2025, subject to the satisfaction of customary closing conditions.

Maxim Group LLC is acting as the sole placement agent in connection with the offering.

The Ordinary Shares are being offered pursuant to a shelf registration statement on Form F-3 (File No. 333-274893), which was declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on January 26, 2024. The offering will be made only by means of a prospectus supplement that forms a part of such registration statement.

This press release does not constitute an offer to sell or the solicitation of an offer to buy, nor will there be any sales of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. A prospectus supplement relating to the Ordinary Shares will be filed by the Company with the SEC. When available, copies of the prospectus supplement relating to the registered direct offering, together with the accompanying prospectus, can be obtained at the SEC’s website at www.sec.gov or from Maxim Group LLC, 300 Park Avenue, New York, NY 10022, Attention: Syndicate Department, or via email at syndicate@maximgrp.com or telephone at (212) 895-3500.

About Blue Hat

Blue Hat was formerly a provider of communication services, as well as a producer, developer, and operator of AR interactive entertainment games, toys, educational materials and now primarily engage in commodity trading in China. For more information, please visit the Company’s investor relations website at http://ir.bluehatgroup.com. The Company routinely provides important information on its website.

Forward-Looking Statements:

This release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. All forward-looking statements are inherently uncertain as they are based on current expectations and assumptions concerning future events or future performance of the Company. Readers are cautioned not to place undue reliance on these forward-looking statements, which are only predictions and speak only as of the date hereof. In evaluating such statements, prospective investors should review carefully various risks and uncertainties identified in this release and matters set in the Company’s SEC filings. These risks and uncertainties could cause the Company’s actual results to differ materially from those indicated in its forward-looking statements.

Contact:
Blue Hat Interactive Entertainment Technology
Phone: +86 (592) 228-0010
Email: ir@bluehatgroup.net